INFORMATION SUPPLEMENT
OF THE
OFFER TO PURCHASE IN THE BOLIVARIAN REPUBLIC OF VENEZUELA
Tender Offer to Take Control
of the outstanding shares of
COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)
(“CANTV”)
for
the Bolivar equivalent of
US$2.12113 per Share
(calculated at the official exchange rate for the sale of Dollars in effect on the Closing Date)
made by
THE BOLIVARIAN REPUBLIC OF VENEZUELA
This Information Supplement contains additional information relating to the Tender Offer to Take Control in the Bolivarian Republic of Venezuela (the “Venezuelan Offer”) of the outstanding common shares with a par value of Bs. 36.90182224915 (the “Shares” and each, a “Share”) of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (“CANTV”) made by the Bolivarian Republic Of Venezuela (the “Bidder”). The Venezuelan Offer price is the Bolivar equivalent (based on the official exchange rate for the sale of Dollars established by Banco Central de Venezuela (the “Central Bank of Venezuela”) as of the settlement date for the Venezuelan Offer on the Caracas Stock Exchange (the “CSE”)) of two Dollars and twelve thousand one hundred thirteen one hundred thousandths of a Dollar (US$ 2.12113) per outstanding Share in cash (the “Price of the Offer”). Payment of the Price of the Offer will be subject to a one percent (1%) withholding tax by the CSE in accordance with the Venezuelan Income Tax Law (the “Income Tax Law”) and the Partial Regulation of the Venezuelan Income Tax Law in Connection with Withholdings (the “Regulation of the Income Tax Law”). Solely for the purposes of complying with Article 118 of the Law of the Central Bank of Venezuela (the “Central Bank Law”), it is indicated that two Dollars and twelve thousand one hundred thirteen one hundred thousandths of a Dollar (US$ 2.12113) is equivalent to approximately four thousand five hundred sixty Bolivars and forty three cents (Bs. 4,560.43) based on the official exchange rate for the sale of Dollars of two thousand one hundred and fifty Bolivars (Bs. 2,150.00) per Dollar.
This Information Supplement should be read together with the Venezuelan Offer to Purchase.
The date of this Information Supplement is April 8, 2007.

SUMMARY TERM SHEET
Upon the terms and subject to the conditions set forth in the Venezuelan Offer to Purchase and this Information Supplement, the Bidder is offering to purchase a number of outstanding CANTV Shares (free of security interests, security assignments, privileges, deeds of trust, preferential rights, attachments, prohibition on sale or assignment as security, or other encumbrances or rights that may affect their full use, enjoyment and transfer), which together with (i) (a) the class B Shares (“Class B Shares”) held by Banco de Desarrollo Económico y Social de Venezuela (the Venezuelan Economic and Social Development Bank, “BANDES”), established by the National Executive by publication of the Decree with Rank and Force of Transformation Law of the Venezuelan Investment Fund into the Economic and Social Development Bank No. 1,274 (Published in the Official Gazette No. 37,194 on May 10, 2001 and republished in the Official Gazette No. 37,228 on June 27, 2001), an autonomous institution assigned to the Ministry of the Popular Power for Finance, pursuant to Decree No. 3,570 (published in the Official Gazette No. 38,162 on April 8, 2005), and (b) one Class B Share held directly by the Bidder through the Ministry of the Popular Power for Infrastructure, which represent approximately six point fifty-nine percent (6.59%) of the capital stock of CANTV, and (ii) the outstanding American Depository Shares (“ADSs”) to be purchased pursuant to the offer that the Bidder will make concurrently in the United States of America, in accordance with its laws and regulations (the “U.S. Offer” and, together with the Venezuelan Offer, the “Offers”), represent at least half plus one of the Shares of the outstanding capital stock of CANTV. However, if CANTV shareholders (the “Shareholders”) tender a greater number of Shares, allowing the Bidder to acquire more Shares and ADSs than such number, the Bidder expresses its firm commitment to acquire all the Shares that are tendered in the Venezuelan Offer. As a result, there will be no proration. The Venezuelan Offer is open to all CANTV Shareholders. ADSs will not be accepted in the Venezuelan Offer.
This summary term sheet of the Venezuelan Offer provides some of the questions that you, as a CANTV shareholder may have and the answers to those questions. This summary term sheet highlights selected information from this Information Supplement, the Venezuelan Offer and Share Letter of Transmittal annexed thereto. This Information Supplement, the Venezuelan Offer to Purchase and the Share Letter of Transmittal should be read in their entirety because the information in this summary term sheet is not complete and may not contain all information that you may consider important. This summary term sheet should be read only referencing the more detailed information found in other sections of the Information Supplement and in the Venezuelan Offer to Purchase. To receive assistance concerning the Venezuelan Offer, you can contact Econoinvest Casa de Bolsa, C.A., the Venezuelan Offer Coordinator (the “Coordinator”), at the address and telephone number listed at the end of the Information Supplement and in the Venezuelan Offer to Purchase.

Q:	Who is offering to buy my Shares?

A:	The Bidder is offering to buy your Shares, upon the terms and subject to the conditions set forth in the Venezuelan Offer to Purchase and the accompanying Share Letter of Transmittal.

Q:	What are the classes and amounts of securities sought in the Venezuelan Offer?

A:	In the Venezuelan Offer, the Bidder is offering to purchase a number of outstanding CANTV Shares (free of security interests, security assignments, privileges, deeds of trust, preferential rights, attachments, prohibition on sale or assignment as security, or other encumbrances or rights that may affect their full use, enjoyment and transfer), which together with (i) (a) the Class B Shares held by BANDES and (b) one Class B Share held directly by the Bidder through the Ministry of the Popular Power for Infrastructure, which represent approximately six point fifty-nine percent (6.59%) of the capital stock of CANTV, and (ii) the outstanding ADSs to be purchased pursuant to the U.S. Offer, represent at least half plus one of the Shares of the outstanding capital stock of CANTV. However, if the Shareholders tender a greater number of Shares, allowing the Bidder to acquire more Shares and ADSs than such number, the Bidder expresses its firm commitment to acquire all the Shares that are tendered in the Venezuelan Offer.

Q:	How much is the Bidder offering to pay for my Shares in the Venezuelan Offer and what will be the form of payment?

A:	In the Venezuelan Offer, the Bidder is offering to pay the Bolivar equivalent of two Dollars and twelve thousand one hundred thirteen one hundred thousandths of a Dollar (US$ 2.12113) per outstanding Share, based on the official exchange rate for sale of Dollars established by the Venezuelan Central Bank as of the settlement date for the Venezuelan Offer on the CSE (the “Closing Date”). Payment of the Price of the Offer, in accordance with the Income Tax Law and the Regulation of the Income Tax Law, is subject to a one percent (1%) withholding tax under Article 76 of the Income Tax Law, which will be withheld by the CSE subject to the provisions of treaties for the avoidance of double taxation that may be applicable in the Bolivarian Republic of Venezuela. Solely for the purposes of complying with Article 118 of the Central Bank Law, it is indicated that two Dollars and twelve thousand one hundred thirteen one hundred thousandths of a Dollar (US$ 2.12113) is the equivalent of approximately four thousand five hundred sixty Bolivars and forty-three Cents (Bs. 4,560.43) based on the current official exchange rate for the sale of Dollars of two thousand one hundred and fifty Bolivars (Bs. 2,150.00) per Dollar.

At a general ordinary shareholders’ meeting on March 30, 2007, CANTV’s shareholders approved the payment of a cash dividend of nine hundred twenty-two Bolivars and seven cents (Bs. 922.07) per Share (six thousand four hundred fifty-four Bolivars and forty-nine cents (Bs. 6,454.49) per ADS), subject to income tax withholding as described in Section 6.3 of the Venezuelan Offer to Purchase, with a record date of April 12, 2007 and a payment date of April 18, 2007. CANTV shareholders listed in the company’s share registry on April 12, 2007 will be entitled to receive this dividend, even if they tender their shares in the Venezuelan Offer prior to such date.

If the official exchange rate for the sale of Dollars applicable to the conversion from Bolivars to Dollars of the dividend declared by the shareholders on March 30, 2007 is different from the current official exchange rate for the sale of Dollars of two thousand one hundred fifty Bolivars (Bs. 2,150.00) per Dollar, the per Share and per ADS prices to be paid in the Offers will be adjusted upward or downward to the extent required so that (i) the sum of the Dollar equivalent of the per share dividend paid (based on the official exchange rate for the sale of Dollars applicable to the conversion from Bolivars to Dollars of the dividend declared by the shareholders on March 30, 2007) and the per share price in the Venezuelan Offer is equal to two Dollars and fifty five cents (US$2.55), and (ii) the sum of the Dollar equivalent of the per ADS dividend paid (based on the official exchange rate for the sale of Dollars applicable to the conversion from Bolivars to Dollars of the dividend declared by the shareholders on March 30, 2007) and the per ADS price in the U.S. Offer is equal to seventeen Dollars and eighty five cents (US$17.85).

Q:	Who can participate in the Venezuelan Offer?

A:	The Venezuelan Offer is open to all holders of Shares. ADSs will not be accepted in the Venezuelan Offer. Holders of ADSs whishing to participate in the Offers may do so by validly tendering their ADSs in the U.S. Offer or by withdrawing the Class D Shares represented by such ADSs in accordance with the Amended and Restated Deposit Agreement, dated September 10, 2000, as amended (the “Deposit Agreement”), among CANTV, The Bank of New York, as depositary (the “ADS Depositary”) and holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder. The withdrawn Shares can be then tendered into the Venezuelan Offer. Holders of ADSs shall be responsible for the costs and expenses related to the deposit of the ADSs in exchange for Class D Shares being offered in the Venezuelan Offer.

Q:	I hold ADSs of CANTV. Is the Bidder offering to buy my ADSs?

A:	Yes. In conjunction with the Venezuelan Offer, the Bidder is making the U.S. Offer to purchase any and all outstanding ADSs representing CANTV’s class D shares (the “Class D Shares”), at a price of fourteen Dollars and eighty-four thousand seven hundred ninety-one thousandths of a Dollar (US$ 14.84791) per ADS (the same price as the price in the Venezuelan Offer, taking into account that each ADS represents seven (7) Class B Shares), in accordance with the U.S. securities laws and regulations. Solely for the purposes of complying with Article 118 of the Central Bank Law, it is indicated that the price being offered in the U.S. Offer of fourteen Dollars and eighty four thousand seven hundred ninety-one thousandths of a Dollar (US$ 14.84791) is equivalent to thirty one thousand nine hundred and twenty three Bolivars (Bs. 31,923.00) based on the official exchange rate for the sale of Dollars of two thousand one hundred and fifty Bolivars (Bs. 2,150.00) per Dollar. The Venezuelan Offer is open to all CANTV Shareholders. ADSs will not be accepted in the Venezuelan Offer.

Q:	Can I tender ADSs into the Venezuelan Offer?

A:	No. However, holders of ADSs who wish to participate in the Venezuelan Offer may surrender the ADRs representing their ADSs to the ADS Depositary, withdraw the Class D Shares represented by their ADSs and tender their Class D Shares into the Venezuelan Offer. Holders will bear all fees and expenses under the Deposit Agreement in connection with any withdrawal of Class D Shares under the Deposit Agreement.

Q:	Why is there a separate U.S. Offer?

A:	The Bidder’s primary objective in making two separate offers is to comply with various U.S. and Venezuelan legal and regulatory requirements and restrictions applicable to tender offers, which are different and inconsistent in some ways. The Bidder has requested from the U.S. Securities and Exchange Commission (the “SEC”), and the SEC has granted, exemptive relief from various provisions of Regulation 14D and Regulation 14E under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Q:	I hold Class D Shares. How can I participate in the U.S. Offer?

A:	If you hold Class D shares and wish to participate in the U.S. Offer, you may deposit your Class D Shares in the ADS facility in exchange for ADSs that will be tendered into the U.S. Offer. To do so, prior to the expiration of the U.S. Offer, you must deposit your Class D Shares pursuant to the Deposit Agreement with instructions for the ADSs to be issued to be delivered to The Bank of New York, as the receiving agent for the U.S. Offer, for tender into the U.S. Offer. You must comply with all terms and conditions required to validly tender ADSs in the U.S. Offer, except for the obligation to deliver the ADSs being rendered, as provided in the offer to purchase for the U.S. Offer. All deposited Class D Shares not exchanged for ADSs will be returned to you, in accordance with your instructions, Class D Shares not exchanged for ADSs will be returned to you, in accordance with your instructions, in the form of Class D Shares. You will not be responsible for any fees relating to the deposit of your Class D Shares with the receiving agent.

Q:	What are the principal differences between laws applicable to the two Offers?

A:	The terms and conditions of the two Offers are substantially similar. However, because of differences in law and market practice between the United States and the Bolivarian Republic of Venezuela, the rights of tendering holders under the two Offers are not identical. The most significant difference is that Venezuelan law provides for tender offers to be kept open for between twenty (20) and thirty (30) Venezuelan stock exchange trading days, with a possible aggregate of thirty (30) Venezuelan stock exchange trading days of extensions of the offering period beyond the initial expiration date available under certain circumstances, and in any event subject to prior approval of the Venezuelan Comisión Nacional de Valores (the Venezuelan Securities Commission or “CNV”).

U.S. law, on the other hand, may require that the U.S. Offer be extended under certain circumstances, and may further require that the U.S. Offer be kept open longer than the maximum sixty (60) Venezuelan stock exchange trading days potentially available for the Venezuelan Offer. The Bidder presently intends to make the offer periods for the Venezuelan Offer and the U.S. Offer the same; however, if an extension of the U.S. Offer is required, and the CNV does not authorize an extension of the Venezuelan Offer, including an extension that would cause the Venezuelan Offer to remain open for a period greater than sixty (60) Venezuelan stock exchange trading days, the U.S. Offer may expire after the expiration date of the Venezuelan Offer. It is possible that due to the requirements of applicable law or market practice, shareholders tendering in the Venezuelan Offer may receive payment before or after holders of ADSs tendering in the U.S. Offer. Furthermore, U.S. law requires that a person tendering shares in a tender offer must receive the consideration offered for the shares that are being tendered promptly after the termination of the tender offer. Under Venezuelan law and practice, however a shareholder shall receive payment no later than in the fifth (5th) trading day after the settlement of the purchase of those securities at a special session of the CSE, which is typically held on or before the fifth (5th) Venezuelan stock exchange trading day following the expiration date of the offer. However, the Bidder intends that the holders of ADSs tendering in the U.S. Offer receive payment for their ADSs as soon as practicable after the settlement of the purchase of those securities on the CSE.

Q:	What is the purpose of the Offers?

A:	The purpose of the Offers is for the Bidder to acquire control of CANTV. Pursuant to, and subject to the terms and conditions of, a memorandum of understanding, dated February 12, 2007 (the “Memorandum”), Verizon Communications Inc. (“Verizon”) and Verizon’s affiliate, GTE Venholdings B.V. (“GTE”), GTE has agreed to tender all Shares and ADSs owned beneficially or of record by it, which represent approximately twenty-eight point fifty-one percent (28.51%) of CANTV’s outstanding capital stock, into the Offers.

Q:	What are the Bidder’s plans for CANTV if the Offers are successful?

A:	The Bidder believes CANTV will be in a position to promote social development through communication and information technologies (“CIT’s”), to deliver services to underserved sectors of the Venezuelan population and develop telecommunications infrastructure.

The Bidder intends to develop all telecommunication services by taking advantage of new technologies, in particular wireless technologies, to deliver services to underserved sectors, which will enable CANTV (1) to serve as an instrument for development that covers the entire country, focused on social inclusion and territorial integration and not exclusively on profitability, (2) to take advantage of the efficiencies of its new strategic and operating model to bring benefits to the users of greatest social interest; and (3) to bridge the gaps in, and improve progressively, coverage for fixed and mobile telephone, data network and Internet, broadband and advanced services.

This management policy for CANTV would focus on making it a self-sustainable company. From an operational and strategic point of view, CANTV’s new management will give priority to activities with strong social impact positioning CIT’s as a human right and as a development tool. The Bidder’s objectives, among others, are to:
•	promote access by all citizens to CIT’s services;

•	position CANTV’s services as human rights;

•	cause CANTV to coordinate and provide shared services for companies and institutions of the Bolivarian Republic of Venezuela;

•	cause CANTV to promote the development of telecommunications infrastructure in the center, south and eastern regions of the Bolivarian Republic of Venezuela, in coordination with other state-owned or state-controlled entities whose assets include telecommunications infrastructure;

•	cause CANTV to represent the Bolivarian Republic of Venezuela in the development of regional integration projects and investments in other countries; and

•	cause CANTV to contribute to the formation of a technological system to move the Bolivarian Republic of Venezuela toward a greater level of national technological development.

The Bidder intends to cause CANTV to invest in infrastructure projects in the south and east of the Bolivarian Republic of Venezuela through a new economic model that would involve participation of small- and medium-sized companies, cooperatives and social production businesses, as well as international investors.

At the local level, CANTV will strive to include the needs of communities in planning and implementing its projects by establishing relationships with local community councils, technical boards and others.

In addition, as a state-owned company, CANTV will be required to manage and conduct its operations in compliance with Venezuela’s National Development Plans as in effect from time to time and the policies, guidelines, plans and strategies for the telecommunications sector established from time to time by the Ministry of the Popular Power for Telecommunications and Informatics.

Q:	Will I have to pay any fees or commissions if I choose to tender my Shares?

A:	The Bidder will pay all costs related to the tender of Shares in the Venezuelan Offer, on the terms indicated in the Venezuelan Offer to Purchase and in the Regulations of Tender Offers for Acquisition, Exchange and Takeover of Publicly Traded Companies enacted by the CNV and published in the Official Gazette of the Bolivarian Republic of Venezuela No. 37.039 dated September 19, 2000 (the “OPA Regulations”). Shareholders that tender their Shares into the Venezuelan Offer, will not be obligated to pay transfer taxes on the sale of their Shares in the Venezuelan Offer, other than the one percent (1%) income tax under article 76 of the Income Tax Law which will be withheld by the CSE subject to the provisions of treaties for the avoidance of double taxation that may be applicable in the Bolivarian Republic of Venezuela. Holders who deliver ADRs representing their ADSs and withdraw the Class D Shares underlying the ADSs, including for the purpose of tendering those Class D Shares into the Venezuelan Offer, will bear all associated fees and expenses under the Deposit Agreement.

Q:	Does the Bidder have any agreements with respect to the Offers with any of CANTV’s shareholders?

A:	Yes. On February 12, 2007, the Government of the Bolivarian Republic of Venezuela and GTE Venholdings B.V., a corporation organized under the laws of the Netherlands (“GTE”) and Verizon Communications, Inc., a corporation organized under the laws of Delaware, United States of America (“Verizon”), entered into a

Memorandum of Understanding (the “Memorandum”) pursuant to, and subject to the terms and conditions of which: (i) the Government of the Bolivarian Republic of Venezuela agreed to conduct the Offers and (ii) GTE agreed to tender all of its shares in CANTV, which representing approximately twenty-eight point fifty-one percent (28.51%) of CANTV’s outstanding capital stock (one hundred ninety six million four hundred one thousand four hundred twenty seven (196,401,427) Class A Shares and ADSs representing twenty eight million nine thousand one hundred seventy seven (28,009,177) Class D Shares), for a price of five hundred and seventy-two million two hundred forty seven thousand and forty Dollars with twenty cents (US$572,247,040.20) subject to (a) downward adjustment to give effect to any dividend with a record date after the date of the Memorandum and prior to the Closing Date and (b) a one percent (1%) withholding tax under Article 76 of the Income Tax Law. Under the Memorandum, the price to be paid in the U.S. Offer shall not be less than seventeen Dollars with eighty five cents (US$17.85) per ADS, and the price to be paid in the Venezuelan Offer shall not be less to the Bolivar equivalent (calculated in accordance with the official exchange rate as of the closing date of the Offers) of two Dollars and fifty-five Cents (US$2.55) per Share, subject to downward adjustment to give effect to any dividend declared and paid by CANTV with a record date after the date of the Memorandum and prior to the Closing Date.

As a result of the dividend in the amount of nine hundred twenty-two Bolivars and seven cents (Bs.922.07) per Share (six thousand four hundred fifty-four Bolivars and forty-nine cents (Bs.6,454.49) per ADS) approved by CANTV’s shareholders on March 30, 2007, to be paid in cash on April 18, 2007 to the shareholders registered in CANTV’s share registry as of April 12, 2007 (prior to the Closing Date), (1) the price to be paid to GTE for twenty-eight point fifty-one percent (28.51%) of CANTV’s capital stock will be four hundred seventy six million four thousand sixty four Dollars and forty-six cents (US$476,004,064.46), (2) the price to be paid in the U.S. Offer will be fourteen Dollars and eighty four thousand seven hundred ninety-one thousandths of a Dollar (US$ 14.84791) per ADS, and (3) the price to be paid in the Venezuelan Offer will be the Bolivar equivalent (calculated in accordance with the official exchange rate as of the closing date of the Offers) of two Dollars and twelve thousand one hundred thirteen one hundred thousandths of a Dollar (US$ 2.12113) per Share. Solely for the purposes of complying with Article 118 of the Central Bank Law, it is indicated that the price of four hundred seventy six million four thousand sixty-four Dollars and forty-six cents (US$476,004,064.46) offered for the twenty-eight point fifty-one percent (28.51%) of CANTV’s capital stock, is equivalent to one trillion twenty-three billion four hundred eight million seven hundred thirty eight five hundred eighty nine Bolivars (Bs. 1,023,408,738,589.00) based on the current official exchange rate for the sale of Dollars of two thousand one hundred and fifty Bolivars (Bs. 2,150.00) per Dollar.

the Bidder has no reason to believe that GTE will not tender the Shares and ADSs it owns beneficially or of record into the Offers.

Q:	Does the Bidder have any agreements with respect to the Offers with CANTV?

A:	No. The Bidder does not have any agreements with CANTV with respect to the Offers, although pursuant to the Memorandum, CANTV has given the Bidder access to information for due diligence and transition planning purposes.

Q:	Does the Bidder have the financial resources to make the payments required in the Offers?

A:	The Bidder has sufficient funds to pay for the Shares and ADSs being sought in the Offers and to pay related costs and expenses. The Bidder’s source of funds will be available cash on hand. The Offers are not conditioned upon the receipt of financing by the Bidder.

Q:	What is CANTV’s position with respect to the Offers?

A:	To date, CANTV has not publicly taken a position as to whether it recommends acceptance or rejection of the Offers, whether it expresses no opinion and remains neutral toward the Offers, or whether it is unable to take a position with respect to the Offers. Pursuant to the OPA Regulations, CANTV is required to file a statement with the CNV within five (5) Venezuelan stock exchange trading days from commencement of the Venezuelan Offer. In this filing, CANTV must state whether it supports, rejects or does not take a position on the Venezuelan Offer. In addition, Regulation 14E under the Exchange Act requires CANTV to publish, send or give to holders of Shares and ADSs within ten (10) business days from the commencement date of the U.S. Offer, a statement disclosing whether CANTV supports, rejects or does not take a position on the U.S. Offer.

Q:	Does the Bidder currently own any CANTV securities?

A:	Yes. The Bidder holds one Class B Share directly through the Ministerio del Poder Popular para la Infraestructura (the Ministry of the Popular Power for Infrastructure). In addition, BANDES, as an autonomous institution under to the Ministry of the Popular Power for Finance, holds all other outstanding Class B Shares. Class B Shares represent approximately six point fifty-nine percent (6.59%) of CANTV’s capital stock.

Through its beneficial ownership of Class B Shares, the Bidder has the right to appoint one director to CANTV’s board of directors and to approve certain extraordinary corporate actions, including by-law amendments.

Q:	What are the conditions to the Venezuelan Offer?

A:	The Bidder may withdraw the Venezuelan Offer on or before five (5:00) p.m., Caracas time, on the Expiration Date if any of the following circumstances occurs after the Commencement Date, with CNV’s prior approval:
(a)	there shall have not been validly tendered pursuant to the Offers on or prior to the expiration date of the Offers such number of Shares which together with (i) (a) the Class B Shares held by BANDES and (b) one Class B Share held directly by the Bidder through the Ministry of the Popular Power for Infrastructure, which represent approximately six point fifty-nine percent (6.59%) of the capital stock of CANTV, and (ii) the outstanding ADSs purchased pursuant to the U.S. Offer, represent at least half plus one of the Shares of the outstanding capital stock of CANTV (the “Minimum Tender Condition”);

(b)	the execution of the Memorandum, the consummation of the transactions contemplated by the Memorandum or the performance of the Offers shall have resulted in a default, termination or limitation of rights or in the acceleration of any payment obligations under any agreement or arrangement to which CANTV or any of its subsidiaries is a party or by which any of them is bound or otherwise triggered any change of control provision in any such agreement or arrangement, other than those that individually, or in the aggregate, would not be reasonably likely to have a material adverse effect on the business, operations, financial condition, or results of operations of CANTV and its subsidiaries, taken as a whole;

(c)	if for any reason any approval, authorization or relief that may be required from the CNV, the SEC, the Comisión Nacional de Telecomunicaciones (the Venezuelan National Telecommunications Commission), the Superintendencia para la Promoción y Protección de la Libre Competencia (the Venezuelan Superintendent of Promotion and Protection of Free Competition) to consummate the Offers shall have not been obtained or shall cease to remain effective;

(d)	CANTV shall have declared any dividends other than the minimum dividends required by law, there shall have occurred any change in CANTV’s outstanding capitalization or any material corporate reorganization or restructuring or similar material transaction;

(e)	CANTV’s ADSs validly tendered into the U.S. Offer shall have been not been acquired due to the occurrence of events that pursuant to the terms and conditions of the U.S. Offer allow the Bidder to withdraw such offer; or

(f)	GTE shall have breached its obligation under, and subject to the terms and conditions of, the Memorandum to tender its Shares and ADSs into the Offers.

In case of the occurrence of circumstances that allow the Bidder to withdraw the Venezuelan Offer, the Bidder has reserved the right to waive any of the foregoing conditions and acquire the Shares pursuant to the Venezuelan Offer provided that the Shares validly tendered together with (i) (a) the Class B Shares BANDES and (b) one Class B Share which is held directly by the Bidder through the Ministry of the Popular Power for Infrastructure, which represent approximately six point fifty-nine percent (6.59%) of the capital stock of CANTV, and (ii) the outstanding ADSs, which will be purchased according to the U.S. Offer, represent at least seventy-five percent (75%) of a majority of the then-outstanding Shares. References to any dividend declaration by CANTV are not intended to constitute a waiver by the Venezuelan Republic of any of the foregoing conditions.

Q:	How long do I have to decide whether to tender in the Venezuelan Offer?

A:	Shareholders have until five (5:00) p.m., Caracas time, on May 8, 2007 (the “Expiration Date”), to tender their Shares in the Venezuelan Offer. However, in accordance with the OPA Regulations, the Venezuelan Offer may be extended, in which case Shareholders will have until five (5:00) p.m., Caracas time, on the last day of the extension to tender their Shares in the Venezuelan Offer.

Q:	Can the Venezuelan Offer be extended and under what circumstances?

A:	In the event of the occurrence of circumstances that give the Bidder the right to withdraw the Venezuelan Offer, the Bidder has reserved the right to extend the initial period of the Venezuelan Offer within the limits established in the OPA Regulations, subject to CNV approval.

Q:	How will I be notified if the Venezuelan Offer is extended?

A:	If the Bidder decides to extend the Venezuelan Offer, the Bidder will inform the Venezuelan Offer Coordinator and will make a public announcement of the extension.

Q:	How do I tender my Shares into the Venezuelan Offer?

A:	You should complete the following steps to accept the Venezuelan Offer on or before the Expiration Date:
•	complete and sign the Share Letter of Transmittal;

•	submit the Share Letter of Transmittal and any other required documents to your brokerage firm or broker dealer authorized by the CNV or, if you do not have a brokerage firm or broker dealer, to the offices of the Coordinator or to the offices of Grupo de Empresas Econoinvest which will be publicly announced through national communications media, subject to CNV approval; and

•	if you hold certificates for the tendered Shares, you must deliver such certificates together with the Share Letter of Transmittal.

Q:	Can I withdraw my previously-tendered Shares?

A:	Yes, you can withdraw your previously-tendered Shares at any time until five (5:00) p.m., Caracas time, on the Date of Expiration.

Q:	How do I withdraw my previously-tendered Shares?

A:	For the withdrawal of previously-tendered shares to be effective, the person who signed the Share Letter of Transmittal must deliver, before five (5:00) p.m., Caracas time, on the Expiration Date, a withdrawal notice to the entity that received the Tender. The notice must indicate the number of Shares to which the withdrawal refers.

Q:	If I tender my Shares into the Venezuelan Offer, when will I be paid?

A:	Brokerage firms and broker dealers authorized by the CNV will receive the Price of the Offer in the name and on behalf of tendering Shareholders with respect to Shares validly tendered into the Venezuelan Offer and duly transferred to the Bidder through the CVV. The funds will be settled through the Venezuelan Central Bank on or prior to the third (3rd) trading day after the Closing Date. The Brokerage firms and broker dealers will transmit payment to tendering Shareholders no later than on the fifth (5th) stock exchange trading day after the Closing Date, in accordance with CNV regulations.

Q:	What are the material United States federal income tax consequences of tendering Shares into the Venezuelan Offer?

A:	In general, U.S. Holders (as defined below in Section 10) entitled to claim benefits under the relevant treaty for the avoidance of double taxation in effect in the Bolivarian Republic of Venezuela are not subject to the one percent (1%) income tax on the gross purchase price paid for the Shares and, if certain requirements are met, may not be subject to the withholding of such tax by the CSE. It is possible that U.S. Holders that qualify for the exemption from the one percent (1%) income tax under the treaty for avoidance of double taxation between the United States of America and the Bolivarian Republic of Venezuela, may not be able to meet the requirements for the exemption from withholding prior to the Closing Date, and therefore it is possible that the CSE may be required to withhold the one percent (1%) income tax, in which case, such U.S. Shareholders may be entitled to a refund from the tax authorities of the Bolivarian Republic of Venezuela.

Q:	If I decide not to tender, how will the Offers affect my Shares?

A:	If you do not tender your Shares and the Offers are consummated, you could be affected in the following ways:

•	The purchase of the Shares pursuant to the Venezuelan Offer and the purchase of the ADSs pursuant to the U.S. Offer will reduce the number of Class D Shares and ADSs that might otherwise trade publicly and could adversely affect the liquidity and market value of the Shares and ADSs.

•	It is possible that, due to decreases in the number of holders of ADSs and trading volume of the ADSs following the U.S. Offer, the ADSs will no longer meet the listing requirements of the New York Stock Exchange. If the ADSs fail to meet the New York Stock Exchange listing requirements, the New York Stock Exchange may elect to delist the ADSs. Even if the ADSs are not delisted by the New York Stock Exchange, the Bidder may cause CANTV to examine whether it is necessary or desirable to maintain such listing.

If the ADSs are delisted from the New York Stock Exchange, CANTV may cancel the registration of the ADSs under the Exchange Act so long as there are fewer than three hundred (300) record holders of ADSs resident in the United States. If the ADSs are no longer registered under the Exchange Act, the information CANTV would be required to furnish to holders of ADSs and to the SEC would be substantially reduced.

•	The Bidder is considering whether to cause CANTV to terminate the Deposit Agreement if it acquires control of CANTV following the Offers. If the Deposit Agreement is terminated, holders of ADSs would be entitled to receive seven (7) Class D Shares for every ADS that they deliver to the ADS Depositary. Holders of ADSs would be required to pay the ADS Depositary a fee of up to five Dollars (US$ 5.00) per one hundred (100) ADSs to surrender their ADSs to the ADS Depositary and to receive Class D Shares in exchange. ADS holders would also have to pay any other taxes and fees and charges that may be applicable and satisfy any other conditions under the Deposit Agreement. In accordance with the Deposit Agreement, the ADS Depositary would have the right to sell the Class D Shares underlying the ADSs beginning six (6) months after the revisitation of the Deposit Agreement if the ADSs had not been properly surrendered. After that time, you would be entitled to receive only the proceeds of such sale and any cash or other property received by the ADS Depositary, which the ADS Depositary would hold uninvested, less any applicable fees and other charges in accordance with the Deposit Agreement.

Q:	Do the holders of ADSs or Shares have appraisal rights in connection with the Offers?

A:	Neither Shareholders nor holders of ADSs have appraisal rights in connection with the Offers.

Also, your tender of Shares into the Venezuelan Offer will constitute an irrevocable waiver, to the maximum extent permissible under applicable law and effective upon the payment of the price of the Venezuelan Offer, of any and all claims of any nature that you might have against the Bidder or any of its affiliates in relation to the Venezuelan Offer or to your ownership of Shares or ADSs.

Q:	What is the market value of my Shares as of a recent date?

A:	On February 9, 2007, the last trading day before the public announcement in the Bolivarian Republic of Venezuela of the execution of the Memorandum, the closing sales price of Shares on the CSE was eight thousand seven hundred and fifty-one Bolivars (Bs. 8,751.00) per Share.

On March 29, 2007 (the day of filing of the offer documents relating to the Venezuelan Offer with the CNV), the reported closing sales price of Shares on the CSE was seven thousand nine hundred Bolivars (Bs.7,900.00) per Share.

Q:	Who can I talk to if I have questions about the Venezuelan Offer?

A:	You can contact your brokerage firm or broker dealer authorized by the CNV or you can contact the Coordinator of the Venezuelan Offer at the address and telephone number listed at the back of the Venezuelan Offer to Purchase.

This Supplement and the related Venezuelan Offer to Purchase and Share Letter of Transmittal contain important information and should be read in their entirety before making any decision whether to tender your Shares into the Venezuelan Offer.

1. Background of the Offers; prior contacts with CANTV
On January 8, 2007, the President of the Bolivarian Republic of Venezuela announced a program to acquire control of various strategic sectors of the Venezuelan economy and companies, including CANTV.
Following a series of negotiations between representatives of the Bolivarian Republic of Venezuela and Verizon’s representatives relating to a possible transaction in which the Bolivarian Republic of Venezuela would acquire Verizon’s interest in CANTV, on February 12, 2007, representatives of the Government of the Bolivarian Republic of Venezuela met with representatives of Verizon in Caracas, Venezuela to finalize an agreement to be reflected in the Memorandum of Understanding.
During the evening of February 12, 2007, the Government of the Bolivarian Republic of Venezuela and Verizon signed the Memorandum of Understanding at a ceremony held at the Palacio Miraflores in Caracas. On the same date, the Government of the Bolivarian Republic of Venezuela announced the execution of the Memorandum of Understanding at a press conference held at the Palacio Miraflores in Caracas.
2. Purpose of the Offers
The purpose of the Offers is to acquire control of CANTV. In the Venezuelan Offer, the Bidder is offering to purchase a number of outstanding CANTV Shares (free of security interests, security assignments, privileges, deeds of trust, preferential rights, attachments, prohibition on sale or assignment as security, or other encumbrances or rights that may affect their full use, enjoyment and transfer), which together with (i) (a) the Class B Shares held by BANDES and (b) one Class B Share held directly by the Bidder through the Ministry of the Popular Power for Infrastructure, which represent approximately six point fifty-nine percent (6.59%) of the capital stock of CANTV, and (ii) the outstanding ADSs, will be purchased pursuant to the U.S. Offer, represent at least half plus one of the Shares of the outstanding capital stock of CANTV. However, if Shareholders tender a greater number of Shares, allowing the Bidder to acquire more Shares and ADSs, the Bidder expresses its firm commitment to acquire all the Shares that are tendered into the Venezuelan Offer. Pursuant to, and subject to the terms and conditions of the Memorandum, GTE has agreed to tender all Shares and ADSs owned beneficially or of record by it, which represent approximately twenty-eight point fifty-one percent (28.51%) of CANTV's outstanding capital stock, into the Offers (one hundred ninety six million four hundred one thousand four hundred twenty seven (196,401,427) Class A Shares and ADSs representing twenty eight million nine thousand one hundred seventy seven (28,009,177) Class D Shares). The Bidder presently intends to retain all Shares (including Shares represented by ADSs) that it acquires pursuant to the Offers.
In general, under Venezuelan law, if a person purchases a significant block of shares listed on the Caracas Stock Exchange, the purchaser would be required to make an offer to other shareholders to purchase their shares at the same price per share. Because the Bidder was seeking to acquire Verizon’s twenty eight point fifty one per cent (28.51%) interest in CANTV, the Bidder would have been required to make an offer to other shareholders to purchase their shares. As a result, in its negotiations with Verizon, the Bidder negotiated the current transaction structure in which it would acquire Verizon’s interest through the Offers.
3. The Verizon Memorandum
The following is a summary of the material provisions of the Memorandum, a copy of which is attached to this Information Supplement as Annex 1. This summary is qualified in its entirety by reference to the Memorandum, which is incorporated herein by reference.
Subject to the terms and conditions of the Memorandum, (i) the Government of the Bolivarian Republic of Venezuela agreed to commence the Offers and (ii) GTE agreed to tender into the Offers all Shares and ADSs owned by it, which represent approximately twenty-eight point fifty-one percent (28.51%) of CANTV's capital stock (one hundred ninety-six million four hundred one thousand four hundred twenty-seven (196,401,427) Class A Shares and ADSs representing twenty eight million nine thousand one hundred seventy-seven (28,009,177) Class D Shares), for a price of five hundred and seventy-two million two hundred forty seven thousand and forty Dollars with twenty cents (US$572,247,040.20) subject to Verizon's reasonable satisfaction that the price shall not be subject to taxes, withholdings or other charges, encumbrances or restrictions (including any restriction on the conversion of Bolivars to Dollars) besides the one percent (1%) withholding tax under Article 76 of the Income Tax Law. The price is subject to downward adjustment to give effect to any dividend declared and paid by CANTV with a record date after the date of the Memorandum and prior to the Closing Date. Under the Memorandum, the price to be paid in the U.S. Offer shall not be less than seventeen Dollars and eighty-five cents (US$17.85) per ADS, and the price to be paid in the Venezuelan Offer shall not be less than the Bolivar equivalent (calculated in accordance with the official exchange rate as of the closing date of the Offers) of two Dollars and fifty-five Cents (US$2.55) per Share, subject to downward adjustment to give effect to any dividend declared and paid by CANTV with a record date after the date of the Memorandum and prior to the Closing Date.

As a result of the dividend of nine hundred twenty-two Bolivars with seven cents (Bs.922.07) per Share (six thousand four hundred fifty four Bolivars with forty-nine cents (Bs.6,454.49) per ADS) approved by CANTV’s shareholders on March 30, 2007, to be paid in cash on April 18, 2007 to the shareholders registered in CANTV’s share registry as of April 12, 2007 (prior to the Closing Date), (1) the price to be paid to GTE for twenty-eight point fifty-one percent (28.51%) of CANTV’s capital stock shall be four hundred seventy-six million four thousand sixty-four Dollars forty-six cents (US$476,004,064.46), (2) the price to be paid in the U.S. Offer shall be fourteen Dollars and eighty-four thousand seven hundred ninety-one thousandths of a Dollar (US$ 14.84791) per ADS, and (3) the price to be paid in the Venezuelan Offer shall be the Bolivar equivalent (based on the official exchange rate as of the closing date of the Offers) of two Dollars and twelve thousand one hundred thirteen one hundred thousandths of a Dollar (US$ 2.12113) per Share. Solely for the purposes of complying with Article 118 of the Central Bank Law, it is indicated that the price of four hundred seventy six million four thousand sixty-four Dollars and forty-six cents (US$476,004,064.46) offered for the twenty-eight point fifty-one percent (28.51%) of CANTV’s capital stock, is equivalent to one trillion twenty three billion four hundred eight million seven hundred thirty eight five hundred eighty nine Bolivars (Bs. 1,023,408,738,589.00) based on the current official exchange rate for the sale of Dollars of two thousand one hundred and fifty Bolivars (Bs. 2,150.00) per Dollar. The Bidder, on the one hand, and Verizon and GTE, on the other hand, agreed to waive certain claims against each other, other than claims that might arise under the Memorandum.
Pursuant to the Memorandum, at least two days prior to the closing of the Offers, the Bidder shall obtain all the exchange control authorizations that might be required to convert the amounts received by GTE for the sale of its Shares and ADSs in the Offers and any dividend by virtue of which the price to be paid in the Offers would be reduced, into Dollars.
The Memorandum specifies certain express conditions to the Bidder’s obligation to commence and complete the Offers. In addition, the Memorandum provides that prior to the closing of the Offers, (1) Verizon and its affiliates will continue to transact business with CANTV and its subsidiaries in a manner consistent with past practice (including with respect to their continued performance under any contract for the provision of goods or services to CANTV and its subsidiaries) and (2) neither Verizon nor its subsidiaries or affiliates will amend or terminate any such contract without the prior consent of the Bolivarian Republic of Venezuela’s Minister of the Popular Power for Telecommunications and Informatics (or his designee) or vote as a CANTV shareholder to approve any action or transaction of CANTV or its subsidiaries outside of the ordinary course of business. Under the Memorandum, Verizon and its affiliates will (1) not solicit any CANTV employee (except any CANTV employee seconded by Verizon and its affiliates) for six months following the closing of the Offers and (2) continue to provide intellectual property, software or other services as may be reasonably necessary for CANTV to continue its operations in a manner consistent with past practice for up to twelve (12) months on customary terms. The Memorandum also provides for Verizon and GTE to use their reasonable best efforts to facilitate the establishment of a transitional management to facilitate the transition of control of CANTV.
The terms of the Venezuelan Offer and the terms of the U.S. Offer differ in certain respects from the requirements of the Memorandum, including the required date of commencement of the Offers and the only conditions to the Offers that are contemplated by the Memorandum. Nevertheless, the Bidder has no reason to believe that GTE will not tender its Shares and ADSs into the Offers.
4. Plans for CANTV; Certain Effects of the Offers
4.1 Management and Operations
The Bidder intends to seek representation on CANTV’s board of directors following the consummation of the Offers. Under Venezuelan law and CANTV’s by-laws, shareholders owning at least twenty percent (20%) of CANTV’s outstanding capital stock have the right to request that CANTV’s board of directors call an extraordinary shareholders meeting at which directors may be removed and new directors may be elected by shareholders. If the Offers are successful, the Bidder may own at least twenty percent (20%) of CANTV’s outstanding capital stock, and therefore would have the foregoing rights. If, following the consummation of the Offers, the Bidder owns at least a majority of CANTV’s outstanding capital stock, the Bidder will have the ability to appoint a majority of the members of CANTV’s board of directors at an ordinary shareholders meeting or at an extraordinary shareholders meeting, pursuant to the foregoing rights.
If, following the consummation of the Offers, the Bidder has the ability to appoint members of CANTV’s board of directors, the Bidder expects that its appointees would be high ranking officials of the Executive Power. However, depending on the number of directors that the Bidder may have the right to designate, the Bidder considers that other people who are not part of the Executive Power may be a part of such board of directors.
From an operational and strategic point of view, CANTV’s new management will give priority to activities with strong social impact positioning CIT’s as a human right and as a development tool.

The Bidder intends to develop all telecommunication services by taking advantage of new technologies, in particular wireless technologies, to deliver services to underserved sectors allowing (1) to cause CANTV to serve as an instrument for development that covers the entire country, focused on social inclusion and territorial integration and not exclusively on profitability, (2) to take advantage of the efficiencies of its new strategic and operating model to bring benefits to the users of greatest social interest; and (3) to bridge the gaps in, and improve progressively, coverage for fixed and mobile telephone, data network and internet, broadband and advanced services.
The Bidder intends, among other objectives, to:
•	promote the access by all citizens to CIT’s services;

•	position CANTV’s services as human rights;

•	cause CANTV to coordinate and provide shared services for companies and institutions of the Bolivarian Republic of Venezuela;

•	cause CANTV to promote the development of telecommunications infrastructure in the center, south and eastern regions of the Bolivarian Republic of Venezuela, in coordination with other state-owned or state-controlled entities whose assets include telecommunications infrastructure;

•	cause CANTV to represent the Bolivarian Republic of Venezuela in the development of regional integration projects and investments in other countries; and

•	cause CANTV to contribute to the formation of a technological system to move the Bolivarian Republic of Venezuela toward a greater level of national technological development.
The Bidder intends to cause CANTV to invest in infrastructure projects in the south and east of the Bolivarian Republic of Venezuela through a new economic model that would involve participation of small- and medium-sized companies, cooperatives and social production businesses, as well as international investors.
At the local level, the company will be devoted to include the needs of communities in the planning and performance of CANTV’s projects by establishing contact with community councils among others.
In addition, as a state-owned company, CANTV will be required to manage and conduct its operations in compliance with Venezuela’s National Development Plans as in effect from time to time and the policies, guidelines, plans and strategies for the telecommunications sector established from time to time by the Ministry of the Popular Power for the Telecommunications and Informatics.
The Bidder is continuing to review, based on available information, various business strategies that it could cause CANTV to adopt. Any such strategies, however, are expected to be structured as may be necessary for CANTV to operate as a self-sustaining company.
4.2 Extraordinary Transactions; Sale or Issue of CANTV Shares; Dividend Policy
Except as described in this Venezuelan Offer to Purchase, the Bidder does not have any current plans relating to, or that could result in, any of the following, but reserves the right to adopt and change such plans from time to time:
•	extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving CANTV or any of its subsidiaries;

•	the purchase, sale or transfer of a material amount of CANTV’s assets or any of its subsidiaries;

•	a material change in CANTV’s present dividend rate or policy, or indebtedness or capitalization; or

•	the sale of the Shares or ADSs it acquires in the Offers.
The Bidder does not have any current plans or proposals following completion of the Offers to propose any second-step merger or other business combination that would cause Shares and ADSs which are not purchased pursuant to the Offers to be cashed out in a merger or similar transaction. Although the Bidder has no such plans, following the consummation of the Offers, the Bidder may from time to time decide, directly or indirectly through affiliates, to acquire through open market purchases, privately negotiated transactions, additional tender offers or otherwise, at prices different than the one to be paid in the Offers, additional Shares and ADSs of CANTV not owned by it or its affiliates, subject to, and to the extent permitted by, applicable law (including tender offer regulations in the Bolivarian Republic of Venezuela). The Bidder cannot assure that it or any of its affiliates will effect any such acquisitions or as to the prices thereof, which could be higher or lower than, or equal to, the price to be paid pursuant to the Offers, except as may be required by applicable law.
4.3 Certain Effects of the Offers
Market for ADSs and Class D Shares; Possible Stock Exchange Delisting
The purchase of the ADSs pursuant to the U.S. Offer and the purchase of the Shares pursuant to the Venezuelan Offer will reduce the number of ADSs and Shares that might otherwise trade publicly and depending upon the number of ADSs and Shares purchased, could adversely affect the liquidity and market value of the remaining ADSs and Shares held by the public.
The extent of the public market for the ADSs and the Class D Shares would depend upon such factors as the number of shareholders and/or the aggregate market value of the ADSs and the Class D Shares remaining at the time, the interest in maintaining a market value of the ADSs and the Class D Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Since the Class D Shares are the security that underlies the ADSs, any effect on the market for the Class D Shares will have a correlative effect on the market for the ADSs. The Bidder cannot predict whether the reduction in the number of the ADSs and the Class D Shares that might otherwise trade publicly would have an adverse or beneficial effect on the marketability of the ADSs and the Class D Shares or whether it would cause future market prices to be greater or less than the consideration offered under the Venezuelan Offer.
The Class D Shares are listed on the CSE. Subject to the applicable rules of the CNV and the CSE, the Bidder currently intends to allow CANTV to maintain its listing on the CSE following consummation of the Offers. According to Venezuelan securities law, however, the CNV has the authority to adopt measures necessary to safeguard the interest of investors in securities subject to the Venezuelan Capital Markets Law. The CNV, as well as the CSE, has the authority to order the temporary suspension of public trading of a security when it deems that circumstances exist that are contrary to an orderly market or when serious circumstances exist. In addition, the CSE has the power to suspend dealings in any listed security if the current price of the security varies by more than twenty percent (20%) from the daily opening price of such security in order to determine the reasons for such price variance and to make inquiries of the issuer of the security involved. If after trading is resumed, the price varies from the reopening price (or successive reopening prices) by twenty percent (20%) or more, then trading may be suspended again as necessary. The Bidder cannot guarantee that the CNV or the CSE will not from time to time determine to suspend trading in or the listing of CANTV’s Shares.
ADSs are currently listed on the New York Stock Exchange. It is possible that, due to decreases in trading volume and the number of holders of ADSs following the U.S. Offer, the ADSs will no longer meet the listing requirements of the New York Stock Exchange. If the ADSs fail to meet the New York Stock Exchange listing requirements, the New York Stock Exchange may elect to delist the ADSs. Even if the ADSs are not delisted by the New York Stock Exchange, the Bidder may cause CANTV to examine the necessity or desirability of continuing the listing of ADSs on the New York Stock Exchange.
Exchange Act Deregistration
The ADSs are currently listed under the Exchange Act. The registration of the ADSs could be terminated upon application of CANTV to the SEC if the ADSs are no longer listed on the New York Stock Exchange and there are fewer than three hundred (300) holders of record of the ADSs resident in the United States. If the ADSs are no longer registered under the Exchange Act, the information CANTV would be required to furnish to holders of ADSs and to the SEC would be substantially reduced. In addition, certain provisions of the Exchange Act, such as the requirements of Rule 13e-3 that apply to “going private” transactions, would no longer apply to CANTV and its affiliates.

Deposit Agreement
Under the Deposit Agreement, CANTV may request to the ADS Depositary to terminate the Deposit Agreement pursuant to a notice to ADSs holders. The Bidder currently considers that it may cause CANTV to instruct the ADS Depositary to terminate the Deposit Agreement if it assumes control of CANTV pursuant to the Offers. If the Deposit Agreement is terminated, holders of ADSs would only be entitled to receive seven (7) Shares for each ADS surrendered to the ADS Depositary, and would have to pay any tax or other applicable charge. In this case, once the Deposit Agreement would be terminated, the ADSs would no longer trade in the New York Stock Exchange.
Material U.S. Federal Income and Venezuelan Tax Consequences
The receipt of price in cash pursuant to the U.S. Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder (as defined below) who sells Shares pursuant to the Venezuelan Offer will recognize taxable gain or loss for U.S. federal income tax purposes equal to the difference between the holder’s amount realized and the holder’s tax basis in the Shares sold pursuant to the Venezuelan Offer. Generally, gain on the sale of Shares realized by a nonresident of the Bolivarian Republic of Venezuela will not be subject to Venezuelan income tax.
Margin Regulations
     The ADSs are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among others, of allowing brokers to extend credit on the collateral of such ADSs. If the ADSs are delisted from the New York Stock Exchange following the purchase of the ADSs pursuant to the U.S. Offer, the ADSs would no longer constitute “margin securities” for purposes of the margin regulations of the Board of Governors of the Federal Reserve System, in which event such ADSs could no longer be used as collateral for loans made by brokers.
5. Price Range of Shares and ADSs; Dividends
Price Range
Class D Shares are traded on the CSE in Venezuela under the ticker symbol “TDV.D.” ADSs, each representing seven Class D Shares, are traded on the New York Stock Exchange in the U.S. under the ticker symbol “VNT” and represented by ADRs. ADSs are also listed on the CSE under the ticker symbol “VNT.”
The following table sets forth, for the periods indicated: (1) the high and low sales price per Class D Share, in Bolivars, on the CSE, as reported by published financial sources and (2) the high and low sales price per ADS, in Dollars, on the New York Stock Exchange, as reported by published financial sources.

	CANTV
	Caracas Stock Exchange		New York Stock
	CSE per Class D Share		Exchange per ADS
	Bs.		US$
	High	Low	High	Low
Fiscal Year ended December 31, 2005
First Quarter	8,400.00	7,500.00	22.52	18.52
Second Quarter	8,000.00	6,750.00	19.94	17.24
Third Quarter	7,280.00	4,500.00	20.10	11.17
Fourth Quarter	5,500.00	4,800.00	14.51	12.15

Fiscal Year ended December 31, 2006
First Quarter	8,000.00	5,100.00	21.90	13.84
Second Quarter	8,205.00	6,725.00	22.99	17.75
Third Quarter	7,600.00	7,000.00	20.07	18.80
Fourth Quarter	9,850.00	7,100.00	20.05	18.83

Fiscal Year ended December 31, 2007
First Quarter	9,780.00	6,820.00	19.98	11.22
On February 9, 2007, the last trading day before the public announcement in Venezuela of the execution of the Memorandum, the reported closing sales price of Class D Shares on the CSE was eight thousand seven hundred and fifty-one Bolivars (Bs. 8,751.00) per Class D Share and the reported closing sales price of ADSs on the New York Stock Exchange was fifteen Dollars and ninety-two cents (US$ 15.92) per ADS.
On March 29, 2007 (the day of filing of the offer documents relating to the Venezuelan Offer with the CNV), the reported closing sales price of Shares on the CSE was seven thousand nine hundred Bolivars (Bs.7,900.00) per Share and the reported closing sales price of ADSs on the New York Stock Exchange was seventeen Dollars with twenty-nine cents (US$ 17.29) per ADS. On April 4, 2007, the reported closing sales price of ADSs on the New York Stock Exchange was seventeen Dollars and twenty-seven cents (US$17.27) per ADS.
Dividends
The Venezuelan Code of Commerce, the Venezuelan Capital Markets Law and the regulations issued by the CNV regulate CANTV’s ability to pay dividends. In addition, some of CANTV’s debt agreements contained certain restrictions limiting the CANTV’s ability to pay cash dividends. The Venezuelan Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Venezuelan Capital Markets Law stipulates that CANTV must distribute annually no less than fifty percent (50%) of its net annual income to its shareholders, after income tax and legal reserve deductions. Likewise, the Capital Markets Law establishes that at least one half of this fifty percent (50%) shall be distributed in cash. However, if CANTV has accumulated losses, net income shall be used to offset such deficit. In addition, according to CNV regulations, unconsolidated net income, excluding the equity participation in subsidiaries, is the basis for dividend distribution.
Beginning in 2002, CANTV established guidelines for the annual dividend distribution. These guidelines call for the distribution to stockholders of fifty percent (50%) of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities, based on the audited financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in Bolivars following recommendations by CANTV’s board of directors and approval by the annual shareholders’ meeting and could be paid in quarterly installments.
The distribution of dividends in Dollars by the ADS Depositary to ADS holders is currently subject to approval by the Comisión de Administración de Divisas (the Venezuelan Commission for Administration of Foreign Exchange or “CADIVI”) under the Bolivarian Republic of Venezuela’s exchange control regime. The timing for the request and final approval depend on the submission of required documentation to, and fulfillment of other formalities required by, CADIVI. Consequently, the Dollar amount of any cash distributions made by the ADS Depositary pursuant to the Deposit Agreement to holders of ADSs may be adversely affected by reductions in the value of the Bolivar relative to the Dollar between the dividend declaration date and the dividend payment date.
According to CANTV’s Annual Report on Form 20-F for the year ended December 31, 2005 and CANTV’s Report on Form 6-K furnished to the SEC on March 19, 2007, CANTV has declared dividends since January 1, 2005 as follows:

			Bolivars	Bolivars	US$	US$
			per	Per	per	per
Declaration Date	Payment Date	Type	Share(1)	ADS(1)(2)	Share (3)	ADS(2)(3)
March 31, 2005	April 27, 2005	Ordinary	505.00	3,535.00	0.23	1.64
March 31, 2006	April 27, 2006	Ordinary	700.00	4,900.00	0.33	2.28
November 27, 2006	December 13, 2006	Extraordinary	307.14	2,149.98	0.14	1.00
March 30, 2007(4)	April 18, 2007	Ordinary	922.07	6,454.49	0.43	3.00

(1)	Expressed in nominal Bolivars.

(2)	Each ADS represents seven Class D Shares.

(3)	Dividend information in Dollars is expressed at the exchange rate as of the dividend payment date.

(4)	Approved at a shareholders’ meeting on March 30, 2007, with a record date of April 12, 2007. US$ dollar amounts are rounded to two decimal places, and therefore do not reflect the US$ 0.42887 per Share and US$ 3.00209 per ADS dividend amounts used to calculate the downward adjustment to the price in the Offers.
The Memorandum provides that the price to be paid in the Offers will be adjusted downward to reflect any dividends declared and paid by CANTV with a record date that is fixed as of a date between February 12, 2007 and the settlement date for Shares tendered into the Venezuelan Offer. As a result of the dividend of nine hundred twenty-two Bolivars and seven cents (Bs. 922.07) per Share (six thousand four hundred fifty-four Bolivars with forty nine cents (Bs. 6,454.49) per ADS) approved by the shareholders of CANTV on March 30, 2007, the price to be paid in the Offers has been reduced to the Bolivar equivalent (based on the official exchange rate for the sale of Dollars as of the settlement date for the Venezuelan Offer on the CSE) of two Dollars and twelve thousand one hundred thirteen one hundred thousandths of a Dollar (US$ 2.12113) (from two Dollars and fifty-five Cents (US$ 2.55)) per Share and to fourteen Dollars and eighty four thousand seven hundred ninety-one thousandths of a Dollar (US$ 14.84791) (from seventeen Dollars with eighty five cents (US$17.85)) per ADS. In accordance with the Memorandum, the price to be paid in the Offers will be adjusted downward to reflect any additional dividends declared after March 30, 2007 and paid by CANTV with a record date that is fixed as of a date prior to the settlement date for Shares tendered into the Venezuelan Offer.
If the official exchange rate for the sale of Dollars applicable to the conversion from Bolivars to Dollars of the dividend declared by the shareholders on March 30, 2007 is different from the current official exchange rate for the sale of Dollars of two thousand one hundred fifty Bolivars (Bs. 2,150.00) per Dollar, the per Share and per ADS prices to be paid in the Offers will be adjusted upward or downward to the extent required so that (i) the sum of the Dollar equivalent of the per share dividend paid (based on the official exchange rate for the sale of Dollars applicable to the conversion from Bolivars to Dollars of the dividend declared by the shareholders on March 30, 2007) and the per share price in the Venezuelan Offer is equal to two Dollars and fifty five cents (US$2.55), and (ii) the sum of the Dollar equivalent of the per ADS dividend paid (based on the official exchange rate for the sale of Dollars applicable to the conversion from Bolivars to Dollars of the dividend declared by the shareholders on March 30, 2007) and the per ADS price in the U.S. Offer is equal to seventeen Dollars and eighty five cents (US$17.85).
6. Certain Information Concerning CANTV
Except as otherwise set forth herein, the following information (as well as any other information concerning CANTV contained in this Venezuelan Offer to Purchase) has been taken from publicly available documents and records on file with the SEC, additional information provided by CANTV to the Bidder to allow the Bidder to conduct a limited due diligence review of CANTV, and other public sources and is qualified in its entirety by reference thereto. The Bidder has not independently verified the accuracy or completeness of any such information. The Bidder assumes no responsibility for the accuracy or completeness of such information concerning CANTV or for any failure by CANTV to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Bidder or any of its affiliates. Reports or documents filed by CANTV may be examined at or obtained from the SEC in the manner set forth below under “Where You Can Find More Information.”

General
CANTV is a company (compañía anónima) organized under the laws of the Bolivarian Republic of Venezuela. CANTV’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010 (Telephone: 58-212-500-6800).
Shares
The capital stock of CANTV is divided into four classes of common stock, nominal value Bs. 36.90182224915 per share: Class A Shares, Class B Shares, Class C Shares and Class D Shares. Class A Shares, Class B Shares and Class C Shares may only be held by certain persons (as described below) and automatically convert into Class D Shares when transferred by such persons, except that Class B Shares automatically convert into Class C Shares if transferred to employees or retirees of CANTV. As of February 28, 2007, CANTV had seven hundred and eighty-seven million one hundred forty thousand eight hundred and forty-nine (787,140,849) shares of capital stock outstanding.
According to CANTV’s by-laws, Class A Shares may only be held by former members of VenWorld Telecom, C.A. (“VenWorld”), a Venezuelan company formed in 1991 by a consortium of private investors to acquire Class A Shares in connection with the privatization of CANTV. Venworld was majority-owned by indirect subsidiaries of Verizon (formerly GTE Corporation). VenWorld’s other shareholders included indirect subsidiaries of Telefónica Internacional; C.A. La Electricidad de Caracas, S.A.C.A.; and AT&T International, Inc. VenWorld was liquidated on February 2002, and the Class A Shares were distributed to the VenWorld shareholders. Any Class A Shares transferred to any person or entity that is not a wholly-owned subsidiary of a former member of VenWorld will be automatically converted into an equal number of Class D Shares upon such transfer.
As of February 28, 2007, CANTV had two hundred and fifty-one million one hundred and seventy-eight thousand seven hundred and ten (251,178,710) Class A Shares outstanding, representing approximately thirty-one point ninety-one percent (31.91%) of CANTV’s outstanding capital stock. The three principal shareholders beneficially owning Class A Shares are: (1) Verizon, whose affiliate, GTE, holds one hundred and ninety-six million four hundred and one thousand four hundred and twenty-seven (196,401,427) Class A Shares, representing twenty-four point ninety-five percent (24.95%) of CANTV’s outstanding capital stock; (2) Telefónica Internacional, whose affiliate, Telefónica Venezuela Holding B.V., holds fifty-four million four hundred and seven thousand one hundred and seventy-two (54,407,172) Class A Shares, representing six point ninety-one percent (6.91%) of CANTV’s outstanding capital stock; and (3) Banco Mercantil, C.A., which owns three hundred and sixty-seven thousand one hundred and thirty-seven (367,137) Class A Shares, representing zero point zero five percent (0.05%) of CANTV’s outstanding capital stock.
Class B Shares may be held only by the Government of the Bolivarian Republic of Venezuela and other Venezuelan public sector entities. According to CANTV’s by-laws, Class B Shares transferred to any private sector person or entity automatically convert into an equal number of Class D Shares upon transfer, except that Class B Shares transferred to employees or retirees of CANTV automatically convert into an equal number of Class C Shares upon such transfer. The holders of Class B Shares have the right to elect one director and to approve decisions concerning the dissolution of CANTV, mergers or other extraordinary corporate transactions, reimbursement or reduction of capital, sales of assets and by-law amendments in relation to corporate purpose, classification of share capital, approval and other rights accorded to the various classes of Shares, shareholders’ meetings and related notices and quorum requirements, composition of the board of directors, board of directors’ meetings and related notices and quorum requirements and the approval of transactions by the board of directors.
As of February 28, 2007, CANTV had fifty-one million nine hundred thousand (51,900,000) Class B Shares outstanding, representing approximately six point fifty-nine (6.59%) of CANTV’s outstanding capital stock. All but one of the Class B Shares are held by BANDES. The remaining Class B Share is held by the Venezuelan Ministry of Popular Power for Infrastructure.
Class C Shares may be held only by employees, retirees, former employees, and heirs and spouses of employees, retirees or former employees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Class C Shares transferred to any individual or entity different from the aforementioned individuals and entities automatically convert to Class D Shares upon such transfer. The holders of Class C Shares have the right to elect two directors so long as the Class C Shares represent at least eight percent (8%) of CANTV’s capital stock and one director so long as the Class C Shares represent at least three percent (3%) of CANTV’s capital stock. As of February 28, 2007, CANTV had forty-seven million four hundred and eighteen thousand one hundred and fifty (47,418,150) Class C Shares outstanding, representing approximately six point zero two percent (6.02%) of CANTV’s outstanding capital stock.
Class D Shares are currently listed on the CSE. Class D Shares are the only class of Shares underlying the ADSs. The ADSs each represent seven (7) Class D Shares and are traded on the New York Stock Exchange. As of February 28, 2007, CANTV had four hundred and thirty-six million six hundred and forty-three thousand nine hundred and eighty-nine (436,643,989) Class D Shares (including Class D Shares represented by ADSs) outstanding, representing approximately fifty-five point forty-seven percent (55.47%) of CANTV’s outstanding capital stock. As of the same date, three hundred and ninety-nine million nine hundred and five thousand four hundred and fifteen (399,905,415) Class D Shares (or approximately ninety-one point fifty-nine percent (91.59%) of the Class D Shares) were represented by ADSs. As of March 15, 2007, the number of Class D Shares represented by ADSs had increased to four hundred and nineteen million three hundred and sixty-three thousand three hundred and ninety-nine (419,363,399).
Verizon, through its affiliate GTE, owns four million one thousand three hundred and eleven (4,001,311) ADSs representing an aggregate of twenty-eight million nine thousand one hundred and seventy-seven (28,009,177) Class D Shares and approximately three point fifty-six percent (3.56%) of CANTV’s outstanding capital stock. Based on an amendment to Schedule 13D filed with the SEC on February 9, 2007, Carlos Slim Helú and other persons related to him, as a result of ADSs held by Inmobiliaria Carso, S.A. de C.V., beneficially own two million seven hundred thousand (2,700,000) ADSs, which represent eighteen million nine hundred thousand (18,900,000) Class D Shares and approximately four point forty percent (4.40%) of the outstanding Class D Shares and two point forty percent (2.40%) of CANTV’s outstanding capital stock. In addition, based on an amendment to Schedule 13D filed with the SEC on February 14, 2006, Brandes Investment Partners, LLC, an investment advisory firm that manages assets for institutional and private clients worldwide, and certain other filing persons, held an aggregate of seventeen million seven hundred and sixty-four thousand six hundred and eighty-one (17,764,681) ADSs, representing one hundred and twenty-four million three hundred and fifty-two thousand seven hundred and sixty-seven (124,352,767) Class D Shares and approximately fifteen point eighty (15.80%) of the CANTV’s outstanding capital stock.
Exchange Rates
There are currently controls on foreign exchange in effect under Venezuelan law. On January 21, 2003, the Government of Venezuela (i) approved initial rules (which have since been supplemented and elaborated on) governing foreign currency trading and related matters, including providing for the Government of Venezuela to establish official exchange rates from time to time and (ii) established an official exchange rate at one thousand five hundred and ninety-six Bolivars (Bs. 1,596.00) per Dollar purchased by the Banco Central de Venezuela (the Central Bank of Venezuela), and one thousand six hundred Bolivars (Bs. 1,600.00) per Dollar sold by the Central Bank of Venezuela. On February 9, 2004, the Government of Venezuela changed the official exchange rate to one thousand nine hundred and fifteen Bolivars and twenty hundredths of a Bolivar (Bs. 1,915.20) per Dollar purchased by the Central Bank of Venezuela, and one thousand nine hundred and twenty Bolivars (Bs. 1,920.00) per Dollar sold by the Central Bank of Venezuela. On March 2, 2005, the Government of Venezuela adopted the current official exchange rate of two thousand one hundred and forty-four Bolivars and sixty hundredths of a Bolivar (Bs. 2,144.60) per Dollar purchased by the Central Bank of Venezuela, and to two thousand one hundred and fifty Bolivars (Bs. 2,150.00) per Dollar sold by the Central Bank of Venezuela.
7. Previous Agreements by Affiliates of CANTV
According to a Schedule 13D, filed on April 12, 2006 by Carlos Slim Helú and other persons related to him, Verizon (through two of its subsidiaries) and Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V., through a joint venture, entered into a stock purchase agreement on April 2, 2006, pursuant to which the joint venture, subject to the terms and conditions described therein, agreed:
•	to purchase one hundred percent (100%) of the capital stock GTE, which held four million one thousand three hundred and eleven (4,001,311) ADSs (representing twenty-eight million nine thousand one hundred and seventy-seven

(28,009,177) Class D Shares) and one hundred ninety-six million four hundred and one thousand four hundred and twenty-seven (196,401,427) Class A Shares of CANTV (which together represented approximately twenty-eight point fifty-one percent (28.5%) of the then-outstanding equity share capital of CANTV) for an aggregate price of six hundred and seventy-six point six million Dollars (US$ 676,600,000); and

•	within ten business days after the closing of the purchase of the capital stock of GTE, to commence, concurrently (1) a tender offer in Venezuela to acquire any and all of the other outstanding Shares at the same price per Share paid in the purchase of the capital stock of GTE, and (2) a tender offer in the United States to acquire any and all of the other outstanding ADSs at the same price per ADS paid in the purchase of the capital stock of GTE.
In an April 3, 2006 Tender Offer Statement on Schedule TO-C filed with the SEC, Teléfonos de México, S.A. de C.V. and América Móvil, S.A. de C.V. reported that following the closing of the purchase of Verizon’s equity interest in CANTV, the joint venture would, subject to receipt of regulatory approvals, offer to purchase the remaining outstanding shares of CANTV at the Bolivar equivalent, based on the “Official Exchange Rate,” of the price per share paid to Verizon and the remaining outstanding American Depositary Shares at the same price per ADS paid to Verizon.
According to a Schedule 13D, filed on February 9, 2007 by Carlos Slim Helú and other related persons, the joint venture and the Verizon subsidiaries agreed to terminate the stock purchase agreement on February 8, 2007.
Where You Can Find More Information
CANTV is subject to Venezuelan reporting requirements and, in accordance therewith, files reports and other information in Spanish with the CNV. These reports and other information may be inspected and copies may be obtained at the offices of the CNV at Avenida Francisco Solano Lopez, between callse San Jerénimo and Avenida Los Jabillos, Edificio CNV, Urbanización Sabana Grande, 1050, Caracas, Bolivarian Republic of Venezuela.
CANTV is also subject to the information and reporting requirements of the Exchange Act applicable to foreign private issuers and, in accordance with these requirements, files reports and other information with the SEC relating to its business, financial condition and other matters. These reports, statements and other information can be read and copied at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a web site at http://www.sec.gov that contains CANTV’s SEC filings. In addition, reports, statements and other information concerning CANTV may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

8. Certain Information Concerning the Bidder
The Bidder is offering to buy your Shares, upon the terms and subject to the conditions of the Venezuelan Offer to Purchase and the accompanying Share Letter of Transmittal.
Pursuant to Rule 14d-3 under the Exchange Act, the Bidder filed with the SEC a Tender Offer Statement on a Schedule TO, of which the U.S. Offer to Purchase forms a part, and exhibits thereto for the U.S. Offer (together with the exhibits thereto, the “Schedule TO”). Also pursuant to Rule 14d-3 under the Exchange Act, the Bidder filed with the SEC a Tender Offer Statement on a Schedule TO and exhibits thereto for the Venezuelan Offer (together with the exhibits thereto, the “Venezuelan Schedule TO”). The Schedule TO and the exhibits thereto and the Venezuelan Schedule TO and the exhibits thereto can be read and copied at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a web site at http://www.sec.gov that contains the Bidder’s SEC filings.
The Bidder furnishes information applicable to foreign governments to the SEC. These reports, statements and other information can be read and copied at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a web site at http://www.sec.gov that contains the Bidder’s SEC filings.
Except as disclosed in this Venezuelan Offer to Purchase (including with respect to the agreement to tender as provided in the Memorandum ):
•	the Bidder neither beneficially owns, nor has any right to acquire, any Shares or ADSs;

•	neither the Bidder nor, to the best of the Bidder’s knowledge, any associate or majority-owned company of the Bidder, has effected any transaction in the Shares or ADSs during the past sixty (60) days;

•	there are no transactions that occurred during the past two years between the Bidder on the one hand and CANTV or its executive officers, directors or affiliates, on the other hand, that the Bidder is required to report under Regulation 14D under the Exchange Act; and

•	there have not been negotiations, transactions or material contracts during the past two years between the Bidder or any state-owned companies on the one hand, and CANTV or its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or sale or other transfer of a material amount of assets of CANTV.
Generally speaking, an “associate” of the Bidder is, in relevant part, a corporation or organization of which the Bidder is, directly or indirectly, the beneficial owner of ten (10) percent or more of any class of equity securities.

In the ordinary course, CANTV and its subsidiaries and affiliates on the one hand and the Bidder and its subdivisions and agencies and instrumentalities on the other hand provide various services to each other. In addition, CANTV and its subsidiaries and affiliates on the one hand and the Bidder and its subdivisions and agencies and instrumentalities on the other hand are parties to the following contracts:
•	the Concession Contract entered into by the Republic of Venezuela (now Bolivarian Republic of Venezuela) through the Ministry of Transport and Communications and CANTV on October 14, 1991;

•	the Concession Contract entered into by the Republic of Venezuela (now Bolivarian Republic of Venezuela) through the Ministry of Transport and Communications and Movilnet on May 18, 1992; and

•	the Concession Contract entered into by the Republic of Venezuela (now Bolivarian Republic of Venezuela) through the Ministry of Transport and Communications and CANTV Servicios, C.A. (now CANTV.NET), dated February 1, 1996.
9. Legal Matters; Regulatory Approvals
General
Based on the publicly available information filed by CANTV with the SEC as well as certain information provided by CANTV to the Bidder to allow it to conduct a limited due diligence review of CANTV, except as set forth in this Venezuelan Offer to Purchase, the Bidder is not aware of:
•	any governmental license or regulatory permit that appears to be material to CANTV’s business that might be affected adversely by the Bidder’s purchase of ADSs or Shares as contemplated in the Offers;

•	any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of ADSs or Shares by the Bidder as contemplated in the Offers; or

•	any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or any consent, waiver or other approval, that would be required as a result of or in connection with the Offers, including, but not limited to, any consents or other approvals under any licenses, concessions, permits and agreements to which CANTV or the Bidder or any of their respective subsidiaries or affiliates is a party.
Should any such approval or other action be required, any such approval or other action may delay the payment for Shares tendered into the Venezuelan Offer. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to CANTV’s business or certain parts of CANTV’s business might not have to be disposed of, any of which could cause the Bidder to elect to terminate the Venezuelan Offer without the purchase of Shares thereunder. The Bidder’s obligation under the Venezuelan Offer to accept for payment and pay for Shares is subject to certain conditions. See Section VI of the Venezuelan Offer to Purchase.
Hart-Scott-Rodino
Under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the rules promulgated thereunder, some acquisitions may not be consummated unless information has been furnished to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the applicable waiting period requirements have been satisfied. The acquisition of ADSs and Shares pursuant to the Offers is not subject to the HSR Act.
OPA Regulations
Under the OPA Regulations, any person or group of persons intending to take control of a publicly traded Venezuelan company must file with the CNV a report describing the offer. On March 29, 2007, the Bidder filed such a report for the Venezuelan Offer. On April 2, 2007, the CNV authorized the commencement of the Venezuelan Offer. In addition, in accordance with Venezuelan tender offer regulations, trading in CANTV’s Shares on the CSE was suspended during the period between the Bidder’s filing of the report describing the offer and the CNV authorization.
The Bidder must report the results of the Offers to the CNV, the CSE and the general public within two (2) days following the closing of each of the U.S. Offer and the Venezuelan Offer through a notice published in two newspapers with a nationwide circulation in the Bolivarian Republic of Venezuela.
If all of the outstanding Shares and ADSs are tendered into the Offers, the total price to be paid in the Offers would be approximately US$ 1,559 million. The fees and expenses related to the Offers will be approximately US$ 3.1 million.
CONATEL
In accordance with Communication No. 000320 issued by the Comisión Nacional de Telecomunicaciones (the Venezuelan National Telecommunications Commission or “CONATEL”) on March 19, 2007, CONATEL has determined that it has no objection to the Bidder’s acquisition of the Shares (including the Shares represented by ADSs).
Appraisal Rights
Neither holders of ADSs nor holders of Shares will have appraisal rights in connection with the Venezuelan Offer or the U.S. Offer.

10. Material U.S. Federal Income Tax Consequences
The following summary contains a description of the material U.S. federal income tax consequences of the tender of Shares pursuant to the Venezuelan Offer. This summary is for general information purposes only and is based on the laws in the United States in effect on the date hereof, which are subject to change and which changes may have retroactive effect. Further, this summary does not address the specific tax consequences to any holder that may be subject to special treatment under the U.S. tax laws.
THIS SUMMARY IS NOT INTENDED AS TAX ADVICE TO ANY PARTICULAR HOLDER OF SHARES, WHICH CAN BE RENDERED ONLY IN LIGHT OF THAT HOLDER’S PARTICULAR TAX SITUATION. ACCORDINGLY, EACH HOLDER OF SHARES IS URGED TO CONSULT SUCH HOLDER’S TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE VENEZUELAN OFFER TO SUCH HOLDER, INCLUDING THE APPLICATION AND AVAILABILITY OF ANY TAX TREATY TO SUCH HOLDER.
U.S. Holders
The following is a summary of the material U.S. federal income tax consequences that may be relevant to U.S. Holders (as defined below) of Shares that are considering the Venezuelan Offer. This discussion is for general information only, does not purport to be tax advice, and may not be applicable depending upon a U.S. Holder’s particular situation. U.S. Holders should consult their own tax advisors with respect to the current and, possibly, future federal, state, local and foreign tax consequences to them of accepting the Venezuelan Offer.
A “U.S. Holder” means a beneficial owner of Shares, who is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a domestic corporation; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. A “non-U.S. Holder” is any holder other than a U.S. Holder. The tax treatment of persons who hold their Shares through a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) generally will depend on the status of the partner. Partners in a partnership holding Shares should consult their tax advisors.
This summary provides general information only and is directed solely at U.S. Holders who hold their Shares as capital assets and whose functional currency is the Dollar. This summary does not discuss all the U.S. federal income tax consequences that may be relevant to U.S. Holders, particularly those that may be subject to special treatment under U.S. federal income tax laws, such as partnerships, financial institutions, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, expatriates, former long-term U.S. residents, U.S. Holders that reside outside the United States, persons who received ordinary shares in return for services rendered or in connection with their employment, persons that own (or are deemed to own for U.S. tax purposes) ten percent (10%) or more of the voting stock of CANTV, or persons that hold their Shares as part of a hedge, straddle or other integrated transaction. This summary does not discuss any alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable.
This summary is based on the Internal Revenue Code of 1986, the U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect, or different interpretations. No ruling has been requested from the Internal Revenue Service (“IRS”) in connection with the U.S. Offer and no assurance can be given that the treatment described herein will be accepted by the IRS or, if challenged, by a U.S. court.
This discussion assumes that CANTV is not treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes with respect to any U.S. Holder. As serious adverse tax consequences could arise if CANTV were treated as a PFIC, U.S. Holders should consult their tax advisors concerning the U.S. federal income tax consequences of tendering their Shares if CANTV is treated as a PFIC.
U.S. Holders who sell their Shares pursuant to the Venezuelan Offer generally will recognize taxable gain or loss equal to the difference between their amount realized (in Dollars determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency) and their tax basis in their Shares (in Dollars). Such gain or loss generally will be U.S. source capital gain or loss and will be long-term if such U.S. Holders held their Shares for more than one year. In the case of a tendering non-corporate U.S. Holder, any long-term capital gain generally will be subject to U.S. federal income tax at a maximum rate of fifteen percent (15%). For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations. A U.S. Holder generally will recognize no gain or loss for U.S. federal income tax purposes on the exchange of ADSs for Shares or the exchange of Shares for ADSs. The U.S. Holder should take a basis in the Shares or ADSs received equal to its basis in the ADSs or Shares exchanged therefor and its holding period should not restart as a result of the exchange.
If CANTV, as described in the Venezuelan Offer, makes a cash distribution on the Shares and ADSs before the purchase of the Shares pursuant to the Venezuelan Offer (the “Distribution”), it is unclear whether the Distribution paid to U.S. Holders whose Shares are acquired in the Venezuelan Offer should properly be characterized for U.S. federal income tax purposes as a dividend or as proceeds from the sale or exchange of Shares. The Distribution and the sale pursuant to the Venezuelan Offer could be treated for U.S. federal income tax purposes as a single integrated transaction in which a U.S. Holder of the Shares will be treated as receiving the Distribution and the amount paid by the Bidder in exchange for such U.S. Holder’s Shares tendered pursuant to the Venezuelan Offer and no assurance can be given that these transactions will not be treated as one integrated transaction. If the Distribution and sale are treated as an integrated transaction, a U.S. Holder will recognize gain or loss equal to the difference between the sum of the amount paid by the Bidder under the Venezuelan Offer and the amount of the Distribution and the U.S. Holder’s basis in the Shares disposed of pursuant to the Venezuelan Offer. Such gain or loss will be long-term capital gain or loss if, on the date of each of the sale pursuant to the Venezuelan Offer and the date of the Distribution the U.S. Holder has held the Shares for more than one year. If the Distribution is not integrated with the sale pursuant to the Venezuelan Offer but, instead, is treated as a separate taxable transaction, the amount of the Distribution would be includible in gross income by the U.S. Holder as a dividend (to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax laws), then, to the extent that the Distribution exceeds such current and accumulated earnings and profits, as a tax-free return of the U.S. Holder’s adjusted tax basis in the Shares and, thereafter, as capital gain. To the extent a U.S. Holder is eligible for benefits under the U.S.-Venezuela income tax treaty and the Distribution is subject to Venezuelan withholding tax, such U.S. Holder in general should be subject to a fifteen percent (15%) rate for such Venezuelan withholding tax, provided such U.S. Holder complies with all requirements for the application thereof. Further, provided CANTV is eligible for benefits under the U.S.-Venezuela income tax treaty, an individual U.S. Holder should be subject to U.S. federal income tax at a rate of fifteen percent (15%) on any portion of the Distribution treated as a dividend for U.S. federal income tax purposes. U.S. Holders should consult with their tax advisors regarding whether the Distribution could be integrated with the sale pursuant to the Venezuelan Offer and the rate of tax at which such Distribution may be subject to U.S. federal income tax, as well as any other tax consequences, if the Distribution is not integrated with the sale.
If the Distribution is treated as a separate taxable transaction and the Distribution is paid in Venezuelan Bolivars, it will be included in income as a Dollar amount based on the exchange rate in effect on the date of receipt by a U.S. Holder. A U.S. Holder will have a basis in the Bolivars received equal to their Dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale or conversion of the Bolivars for a different amount generally will be U.S. source ordinary income or loss.
For foreign tax credit limitation purposes, a dividend (such as the Distribution, if it is treated as a separate taxable transaction and is paid out of current and accumulated earnings and profits of CANTV as determined for U.S. federal income tax purposes) generally will be income from sources outside the United States. Subject to certain generally applicable limitations, the net amount of Venezuelan withholding tax on dividends (to the extent such withholding tax is not eligible to be reduced or refunded under the U.S.-Venezuelan income tax treaty) may be creditable against the U.S. Holder’s U.S. federal income tax liability. To the extent the Distribution is treated as a return of capital or capital gain or to the extent the Distribution is integrated with the disposition of the Shares pursuant to the Venezuelan Offer, a U.S. Holder generally will be treated as receiving U.S. source income, if any, and foreign tax credits for any Venezuelan withholding tax cannot be credited against any U.S federal income taxes imposed on such income, if any. Further, if the exchange of Shares for ADSs results in gain for Venezuelan tax purposes, any Venezuelan tax imposed on such gain may only be creditable against a U.S. Holder’s U.S. tax liability on other foreign source income, subject to certain limitations. To the extent a U.S. Holder does not receive significant foreign source income from other sources, it may not be able to derive effective U.S.

foreign tax credit benefits for any Venezuelan taxes imposed. Under certain circumstances, a U.S. Holder may be able to deduct foreign taxes paid for U.S. federal income tax purposes. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the U.S. Holder’s particular circumstances.
A U.S. Holder may be subject to backup withholding at the rate of twenty-eight percent (28%) on the proceeds from the sale of Shares pursuant to the Venezuelan Offer. To avoid backup withholding, each U.S. Holder who accepts the Venezuelan Offer must furnish and certify their correct taxpayer identification number and certify that such U.S. Holder is exempt from or otherwise not subject to backup withholding by completing IRS Form W-9 or a valid substitute form. Amounts withheld from payments to U.S. Holders generally will be allowed as a credit against their U.S. federal income tax liability, provided certain required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors as to the application of the backup withholding rules in their particular circumstances. If a holder is under U.S. federal income tax law a nonresident alien individual or foreign entity not subject to backup withholding, such holder must complete, sign and deliver the appropriate IRS Form W-8 prior to receipt of any payment. Such holders should consult their tax advisors regarding the rules applicable to them in their particular circumstances.
Non-U.S. Holders
Subject to the above discussion of backup withholding, a non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the sale of Shares pursuant to the Venezuelan Offer unless:
•	such gain is effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or, in the case of a country that has an income tax treaty with the United States, such gain is attributable to a permanent establishment or fixed place of business in the United States); or

•	such gain is realized by an individual non-U.S. Holder who is present in the United States for at least one hundred and eighty-three (183) days in the taxable year of the disposition pursuant to the Venezuelan Offer and certain other conditions are met.
To the extent the Distribution is treated as a separate taxable transaction, a non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid with respect to the Shares unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States.
TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, TAXPAYERS ARE HEREBY NOTIFIED THAT ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS VENEZUELAN OFFER TO PURCHASE (OR ANY ATTACHMENT HERETO) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, (I) BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING

PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE OR (II) FOR PROMOTING, MARKETING OR RECOMMENDING TO ANOTHER PARTY ANY TRANSACTION OR MATTER ADDRESSED HEREIN.

ANNEX 1 TO THE INFORMATION SUPPLEMENT
MEMORANDUM OF UNDERSTANDING
[Unofficial English Translation]
This Memorando is entered into among the Government of the Bolivarian Republic of Venezuela, represented in this act by Jesse Chacón Escamillo, Minister of Telecommunications and Information (the “Government”), GTE Venholdings B.V., a corporation organized and existing under the laws of the Netherlands (“Seller”) and Verizon Communications Inc., a corporation organized and existing under the laws of the State of Delaware, United States of America (“Verizon”) concerning the offers to be made, directly or indirectly, by the Government to acquire any and all outstanding shares of the capital stock of Compañía Anónima Nacional Teléfonos de Venezuela (“CANTV”), including American Depositary Shares representing shares of capital stock of CANTV (“ADSs”), and the agreement by Seller to sell to the purchaser in the offers all of the capital stock of CANTV, including ADSs, owned beneficially or of record by the Seller (the “Shares”), which consists of 196,401,427 Class A Shares and ADSs representing an aggregate of 28,009,177 Class D Shares. Other than the Shares, all of which are owned by the Seller, none of Verizon or its subsidiaries or affiliates (it being understood that CANTV does not constitute an affiliate of Verizon) (the “Verizon Persons”) owns any shares of capital stock of CANTV or any ADSs. The Shares currently represent approximately 28.51 % of the outstanding capital stock of CANTV.
1. Seller agrees, subject to the terms and conditions set forth in this Memorando and Seller’s reasonable satisfaction that the amount payable to it upon the closing of the Offers (as defined below) shall be Five Hundred Seventy Two Million Two Hundred Forty Seven Thousand Forty Dollars and Twenty Cents US$572,247,040.20 (subject to adjustment as contemplated in Paragraph 2 of this Memorando), subject to no tax, withholding or other charge, encumbrance or restriction (including any restriction on the conversion of Bolivars into United States dollars) of any nature whatsoever imposed by the Government or any agency or instrumentality thereof with respect to the transfer and sale of the Shares, the conversion of any Bolivars received from such sale into United States dollars, and the receipt by the Seller in the Netherlands or the United States of such proceeds in United States dollars (other than, if and to the extent applicable, the 1% tax applicable to certain proceeds from the sale of shares purchased on the Caracas Stock Exchange and assuming the accuracy of the assumptions set forth in Paragraph 8 of this Memorando), to tender the Shares in the Offers (and in the case of the Venezuelan Offer, for payment on the securities exchange upon which the Class D Shares of CANTV are listed and publicly traded (i.e., the Caracas Stock Exchange)). Subject to the occurrence of the closing of the Offers (the “Closing”) and effective on the date on which the Closing occurs (i) Seller and Verizon waive, on behalf of themselves and each of the other Verizon Persons, any and all claims of any kind or nature that any of them has or might have against the Government or any of its agencies, departments, subdivisions or corporate or other entities owned or controlled by the Government (the “Government Persons”) or any of their respective directors, officers, employees, agents or representatives arising out of the ownership of the Shares by any Verizon Person or the Government’s announcements with respect to, or purchases of the shares or nationalization of, CANTV, other than any claims Verizon or Seller may have under this Memorando, and (ii) the Government waives, on behalf of each of the Government Persons, any and all claims of any kind or nature that any of them has or might have against any Verizon Person or any of their respective directors, officers, employees, agents or representatives arising out of any Verizon Person’s ownership of the Shares or the operation of CANTV, other than any claims the Government may have under this Acuerdo, provided that the waiver contained in this clause (ii) shall not apply to claims arising out of the operation of CANTV to the extent that any director, officer, employee, agent or representative of any Verizon Person was, in the performance of any duties on behalf of CANTV, grossly negligent, engaged in willful misconduct or fraud or failed to act in good faith or in a manner he or she reasonably believed was in, or not contrary to, the interests of CANTV.
2. Within 45 days following the date of this Memorando, the Government shall, or shall cause an entity owned by the Government to, commence, and publicly announce the commencement of, concurrent tender offers in the Bolivarian Republic of Venezuela (the “Venezuelan Offer”) and the United States of America (the “US Offer” and together with the Venezuelan Offer, the “Offers”) to acquire any and all shares of capital stock of CANTV at a price in the US Offer of not less than Seventeen Dollars and Eighty Five Cents US$17.85 per ADS and a price in the Venezuelan Offer of not less than the Bolivar equivalent (calculated at the official exchange rate as of the Closing) of Two Dollars and Fifty-Five Cents US$2.55 per share of capital stock of CANTV (other than any ADSs) (since such prices are determined without consideration of any dividend declared between the date hereof and the Closing, such prices to be adjusted downward to give effect to any dividend required to be declared and declared and paid by CANTV with a record date after the date hereof and prior to the Closing). In connection therewith, the Government shall, at least two business days prior to the Closing, obtain for the benefit of the Seller all foreign exchange approvals required to be obtained for the conversion from Bolivars into United States dollars of the proceeds received by Seller from the sale of Shares in the Venezuelan Offer and any dividend as a result of which the price to be paid in the Offers is adjusted. The Government shall use its reasonable best efforts to (i) fulfill and perform its obligations hereunder, including obtaining all consents, approvals, authorizations or other relief required in connection with the transactions contemplated hereby (including registration with the CNV of any Class A Shares that are not registered if Seller requests such registration with the CNV), and (ii) conduct the Offers in accordance in all material respects with all applicable laws, regulations, rules, codes, governmental orders, judgments and decrees (each of the foregoing, a “Law”). The Government shall, or shall cause the purchaser to, effect the Closing no later than five (5) business days following the later of (i) the expiration of the longer of any minimum period for which either Offer is required by any applicable Law to remain open, (ii) the satisfaction of the conditions described in paragraph 3 of this Memorando and (iii) the date on which payment is made in respect of any dividend as a result of which the price to be paid in the Offers is to be adjusted.

3. The Offers will be subject to the following conditions and no other conditions: (i) that within 30 days of the date of this Memorando the Government shall not have discovered in the course of its legal and financial due diligence of CANTV any fact or circumstance which (A) causes CANTV’s public filings and submissions to the Comisión Nacional de Valores of Venezuela (the “CNV”) and the Securities and Exchange Commission in the United States of America (the “SEC”) to be misleading in any material respect, or (B) to the extent occurring after the most recent of such filings made prior to the date hereof, would be reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of CANTV and its subsidiaries, taken as a whole, or (C) causes the Government reasonably to determine that the duration of the provision of the intellectual property, software and other services to be provided by Verizon Persons pursuant to paragraph 6 herein (taking into account any offer by Verizon to extend such services for a longer period) would not be sufficient to enable CANTV to continue its operations consistent with past practice without the need to incur any material incremental cost and without any material disruption in operations, it being understood that no fact or circumstance relating to (x) the entry into or announcement of this Memorando, (y) any actions or statements by any Government Person or (z) the subject matter of any claim pending as of the date hereof against CANTV or any of its subsidiaries in connection with any of pension payments, adjustments on the basis of salary increases, salaries received, bonuses (including Bono Complementario de Protección Económica and Plan de Auxilio Temporal y Solidario), results of collective bargaining, minimum salary requirements, or social security rights or entitlements, shall result in any failure of this condition to be satisfied, other than, in the case of clause (z), any material worsening in the financial condition of CANTV caused by any determination after the date hereof made in any legal proceeding relating to such claims or liabilities that is adverse to CANTV, (ii) that the execution of this Memorando, the making of the Offers or the consummation of the transactions contemplated hereby shall not result in the default or termination of or diminution in rights or acceleration of payment obligations under any contracts or other arrangements to which CANTV or any of its subsidiaries is a party or by which CANTV or any of its subsidiaries is bound, or otherwise trigger any change of control provisions under any such contract or arrangement, except as would not singly or in the aggregate be reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of CANTV and its subsidiaries, taken as a whole, (iii) that a number of shares of capital stock of CANTV (including such shares as are represented by ADSs) shall have been tendered in the Offers such that following the Closing the number of shares of CANTV stock (including such shares as are represented by ADSs) owned by any Government Person (including the Banco de Desarollo Económico y Social de Venezuela) would, in the aggregate, constitute at least a majority of the total number of outstanding shares of CANTV stock (including such shares as are represented by ADSs), (iv) that any approval, authorization or relief that may be required from Pro-Competencia, the Comisión Nacional de Telecomunicaciones of Venezuela, the CNV or the SEC to consummate the Offers shall have been obtained and (v) that CANTV not have declared any dividends other than as required by any Law and that there shall not have been any change in CANTV’s outstanding capitalization or any material corporate reorganization or restructuring or similar transaction.

4. Prior to the Closing, (i) Verizon and its subsidiaries and affiliates will continue to deal with CANTV and its subsidiaries in a manner consistent with past practice, including with respect to their performance under any agreement for the provision of goods or services by any of them to CANTV and its subsidiaries and (ii) none of Verizon or any of its subsidiaries or affiliates will agree to any amendment or termination of any such contract without the prior consent of the Government’s Minister of Telecommunications (or his designee), or vote as a shareholder of CANTV to approve any action or transaction of CANTV or its subsidiaries outside of the ordinary course of business.
5. Following the execution of this Memorando, Seller and Verizon will use their reasonable best efforts to facilitate the creation of a transitional manager within CANTV to facilitate the transition of CANTV into an entity controlled by the Government.
6. Following the Closing, for a period of six months, Seller and Verizon will not, and will not permit any of the Verizon Persons to solicit for employment any person who is an employee of CANTV or its subsidiaries, it being understood that the foregoing shall not apply to any employee of CANTV who is or was seconded by any Verizon Person to CANTV. In addition, following the Closing, at the request of the Government, Seller and Verizon will cause any Verizon Person who was providing intellectual property, software or other services to CANTV prior to the date hereof to continue to provide, for such period up to but not exceeding twelve (12) months (it being understood that CANTV shall use its reasonable best efforts to replace such services earlier, if practicable) as may be reasonably necessary for CANTV to continue operations consistent with past practice, such services on the terms customarily provided to CANTV throughout the three-year period preceding the date of this Memorando (other than any intellectual property, software and other services such Verizon Person is not permitted by law or contract to continue to provide to CANTV after the Closing), subject to CANTV’s regular and prompt payment for such services.
7. Following the Closing, for a period of two years, the Verizon Persons will maintain the confidentiality of all proprietary information of CANTV and its subsidiaries.
8. The Government represents and warrants to Verizon and Seller that, other than, if and to the extent applicable, the 1% tax applicable to proceeds from the sale of shares purchased on the Caracas Stock Exchange, no tax, royalty, fee, levy, duty, tariff, impost or similar charge will be directly or indirectly imposed by any Government Person upon any payment made for shares of capital stock or ADSs of CANTV tendered in either of the Offers (assuming, in the case of the Class A Shares, the registration of the Class A Shares with the CNV, and in the case of the ADSs, that the funds used by a holder of ADSs to purchase the ADSs did not originate from business operations in Venezuela).
9. This Acuerdo may be terminated by Verizon or Seller if (i) the Offers have not been commenced within 60 days of the date of this Memorando or (ii) if the Closing shall not have occurred within 180 days of the date of this Memorando; provided that no such termination shall relieve any party hereto of any liability as a result of any breach of this Memorando by such party prior to such termination.
      10. The public announcement and any regulatory filing made by any Government Person or any Verizon Person in respect of this Memorando or the transactions contemplated herein shall be coordinated by the parties.
          This Memorando is executed this 12th day of February, 2007.

VERIZON COMMUNICATIONS INC.

By:	/s/ John W. Diercksen

John W. Diercksen
Executive Vice President — Strategy
Development and Planning

GTE VENHOLDINGS B.V.

By Verizon International Holdings, Inc.,
Managing Director

By:	/s/ Christopher M. Bennett

Christopher M. Bennett

REPÚBLICA BOLIVARIANA DE VENEZUELA

Por:	/s/ Jesse Chacón Escamillo

Ing. Jesse Chacón Escamillo
Minister of The Popular Power for Telecommunications
and Information of the Bolivarian
Republic of Venezuela

The Share Letter of Transmittal and any other required documents that should be submitted together with it may be delivered to your brokerage firm or broker dealer authorized by the CNV or, if you do not have a broker or dealer, to the offices of the Coordinator or to the offices of Grupo de Empresas Econoinvest which will be publicly announced through national communications media.
The Coordinator of the Venezuelan Offer is:
Econoinvest Casa de Bolsa, C.A.
RIF: J– 30342460-0
Avenida Francisco de Miranda
Torre Mene Grande, PB
Los Palos Grandes, Caracas
Telephone No.: 0-800-ECONOINVEST (326-66-46)
Counsel for the Venezuelan Offer is:
Urdaneta Fontiveros y Asociados
April 8, 2007